UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

USMD Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

903313 104

(CUSIP Number)

UANT Ventures, L.P. 612 East Lamar Blvd., Suite 700 Arlington, Texas 76011 Attention: Charles Bradford, Manager Telephone (817) 784-0818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

SCHEDULE 13D

CUSIP No. 903313 104	Page 2 of 7 Pages

1	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) UANT Ventures, L.P. (applied for)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 8,745,467 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,745,467 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,745,467 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 86.5%
14	Type of Reporting Person HC

SCHEDULE 13D

CUSIP No. 903313 104	Page 3 of 7 Pages

1	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) UANT Ventures GenPar, L.L.C. (46-0812668)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 8,745,467 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,745,467 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,745,467 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 86.5%
14	Type of Reporting Person HC

SCHEDULE 13D

CUSIP No. 903313 104	Page 4 of 7 Pages

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, $.01 par value per share (“Common Stock”), of USMD Holdings, Inc., a Delaware corporation (the “Holdings”). The principal executive office of Holdings is located at 6333 North State Highway 161, Suite 200, Irving, Texas 75038.

Item 2. Identity and Background.

2(a)-2(c). This Schedule 13D is jointly filed by UANT Ventures, L.P., a Texas limited partnership (“Ventures”) and UANT GenPar, L.L.C., a Texas limited liability company (“GenPar” and together with Ventures, the “Reporting Persons”). GenPar is the sole general partner of Ventures. GenPar, as the sole general partner of Ventures, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by Ventures. None of the members of GenPar owns a controlling interest in GenPar. The Reporting Persons are filing this joint Statement on Schedule 13D, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted of the managers of GenPar and the executive officers of Ventures as of the date hereof. The principal business address for each of Ventures and GenPar is 612 East Lamar Blvd., Suite 700, Arlington, Texas 76011.

2(d). During the last five years, none of the Reporting Persons or the persons listed in Schedule A annexed hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

2(e). During the last five years, none of the Reporting Persons or the persons listed in Schedule A annexed hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4 below. No funds are being expended in connection with the acquisition of the shares of Common Stock. The shares are being acquired pursuant to the business combination described in the Contribution Agreement referenced therein.

Item 4. Purpose of Transaction.

Pursuant to a Registration Statement on Form S-4, File No. 333-171386 (the “Registration Statement”), Holdings registered the issuance of up to 10,225,000 shares of its Common Stock to be issued in connection with a business combination described therein (the “Contribution”) and in the Contribution and Purchase Agreement by and among Holdings, Ventures, Urology Associates of North Texas, L.L.P. (“UANT”) and USMD Inc. (“USMD”), dated as of August 19, 2010 (the “Original Contribution Agreement”). Pursuant to the terms of the Original Contribution Agreement, the shareholders of USMD agreed to contribute all of their equity interests in USMD, and Ventures agreed to contribute all of its assets, to Holdings.

SCHEDULE 13D

CUSIP No. 903313 104	Page 5 of 7 Pages

In December 2011, Ventures entered into merger agreements with each of The Medical Clinic of North Texas, P.A. (“MCNT”) and Impel Management Services, L.L.C. (“Impel”). These merger agreements provided that subsidiaries of Ventures would merge with and into MCNT and Impel, resulting in these businesses becoming wholly-owned subsidiaries of Ventures prior to the closing of the Contribution. By virtue of the mergers, the equity interests in MCNT and Impel would convert into partnership interests in Ventures. Effective December 2011, USMD, UANT and Ventures entered into an Amendment to the Contribution and Purchase Agreement (the “Amendment” and collectively with the Original Contribution Agreement, the “Contribution Agreement”) to reflect, among other changes, that, immediately following the mergers, Ventures would contribute all of the equity interests of MCNT and Impel to Holdings as part of the Contribution.

In connection with the Contribution, certain of the USMD shareholders agreed to contribute a substantial portion of their shares of UMSD common stock to Ventures in exchange for partnership interests in Ventures. Similarly, because each of UANT, MCNT and Impel agreed to merge with wholly-owned subsidiaries of Ventures prior to the consummation of the Contribution, the equity holders of UANT, MCNT and Impel agreed to receive partnership interests in Ventures as part of the mergers. The reasons that the equity holders of the constituent entities to the Contribution selected this transaction structure are as follows:

•	to consolidate voting control of Holdings into one entity that is managed by the physician owners;

•	to enable Holdings to qualify as a “controlled company” for purposes of the governance rules of the NASDAQ Capital Market; and

•

to ensure that the desired federal income tax consequences of the combination would be achieved by causing at least 80% of the Holdings common stock to be owned by the persons who are party to the Contribution and not quickly resold in the public market.

The Contribution was consummated effective August 31, 2012. Upon completion of the Contribution, Ventures was issued shares of Holdings Common Stock and immediately distributed approximately 534,000 shares of Holdings Common Stock to its partners on a pro rata basis. Pursuant to the terms of the Contribution Agreement, Ventures was also granted an option to purchase an additional 79,027 shares of Holdings Common Stock at an exercise price of $24.96 per share. As a result of this transaction structure, at the close of business on August 31, 2012, Ventures owned 8,745,467 shares (approximately 86.7%) of the outstanding Common Stock of Holdings. Due to its ownership, Ventures is able by itself to elect all of the members of the board of directors of Holdings.

Although the Reporting Persons do not contemplate taking any of the actions set forth in subparagraphs (a)-(j) of Item 4 of Form Schedule 13D, they would have the ability to do so by virtue of their ownership of a controlling interest in Holdings.

SCHEDULE 13D

CUSIP No. 903313 104	Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer.

(a) As of August 31, 2012, the Reporting Persons beneficially owned 8,745,467 shares of Common Stock, representing approximately 86.5% of the shares of Common Stock outstanding based upon the 10,033,800 shares of Common Stock issued and outstanding (and 79,027 additional shares of Common Stock to be outstanding upon exercise of the stock option granted to Ventures) on such date.

(b) Ventures and GenPar have shared voting and dispositive power with respect to the 8,745,467 shares of Common Stock.

(c) No public market has existed with respect to the shares of Common Stock prior to the consummation of the Contribution on August 31, 2012. None of the Reporting Persons has engaged in any transactions in the Company’s Common Stock other than as described in Item 4.

(d) Inapplicable.

(e) Inapplicable.

Pursuant to the terms of the Contribution Agreement, 1,000,000 shares of Holdings Common Stock were set aside at the closing of the Contribution until various post-closing adjustments described in the Contribution Agreement are finalized. Accordingly, the ownership amounts set forth in this Schedule 13D are subject to adjustment based upon the finalization of these post-closing adjustments under the Contribution Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Ventures and Holdings have entered into an Investor Rights Agreement effective upon the consummation of the Contribution. Under the Investor Rights Agreement, Ventures has the right to designate ten directors of Holdings, and Holdings has agreed to nominate and support the election of such designees. In the event the Holdings’ board of directors is expanded to include 11 directors, the Investor Rights Agreement allows Ventures to nominate the initial 11th director, who will be independent as defined by the SEC rules and the rules of the NASDAQ Capital Market. The obligations in the Investor Rights Agreement terminate in the event that Ventures should own less than 50.1% of the outstanding shares of common stock of Holdings.

Item 7. Material to be Filed as Exhibits.

Exhibit 1—Investor Rights Agreement

SCHEDULE 13D

CUSIP No. 903313 104	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: September 6, 2012

UANT Ventures, L.P. By UANT GenPar, LLC (its general partner)

By	/S/ CHARLES BRADFORD
Charles Bradford, Manager

UANT GenPar, LLC

By	/S/ CHARLES BRADFORD
Charles Bradford, Manager

Schedule A

Managers and Executive Officers of GenPar

Name and Position	Present Principal Occupation	Business Address
J. Daniel Johnson, M.D. Manager	Physician/ Urology UANT	1300 West Terrell, Suite 400 Fort Worth, Texas 76104

F.H. Moore III, M.D. Manager	Physician/ Urology UANT	1300 West Terrell, Suite 400 Fort Worth, Texas 76104

Charles Bradford Manager	Vice President, USMD Cancer Treatment Centers, LLC	6333 North State Highway 161 Suite 200 Irving, Texas 75038

Edward Nelson, M.D. Manager	Physician/ Internal Medicine MCNT	800 5th Ave., Suite 300 Fort Worth, Texas 76104

Marla Strittmatter, M.D. Manager	Physician/ Family Medicine MCNT	3323 Colorado Blvd., Suite 101 Denton, Texas 76210

Tom Hall CEO	Manager of USMD Business Development and UANT Divisions	612 East Lamar Blvd, Suite 700 Arlington, Texas 76011

Executive Officers of Ventures

Name and Position	Present Principal Occupation	Business Address

None